                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. _______________)*


                              Nextel Partners, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    65333F107
                            ------------------------
                                 (CUSIP Number)


                                February 22, 2000
                           -------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   Rule 13d-1(b)
- ---
   Rule 13d-1(c)
- ---
 X Rule 13d-1(d)
- ---


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 7 pages

- --------------------------------------------------------------------------------
   CUSIP No.   65333F107                13G
              -------------
- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Madison Dearborn Capital Partners II, L.P.

          363863140

- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                          (a)[ ]
                                                                          (b)[X]
- --------------------------------------------------------------------------------
3         SEC USE ONLY


- --------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware

- --------------------------------------------------------------------------------
                       5    SOLE VOTING POWER

                            27,218,904

                      ----------------------------------------------------------
         NUMBER OF     6    SHARED VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY           0 (see Item 4)
           EACH       ----------------------------------------------------------
         REPORTING     7    SOLE DISPOSITIVE POWER
          PERSON
           WITH
                            27,218,904

- --------------------------------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER


                            0 (see Item 4)

- --------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          27,218,904 (see Item 4)

- --------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                       [ ]

- --------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


          16.5% of the Class A Common Stock (See Item 2 and Item 4)

- --------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*


          PN

- --------------------------------------------------------------------------------




                                Page 2 of 7 pages
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                                  SCHEDULE 13G

      This Schedule 13G is filed with the Securities and Exchange Commission on behalf of Madison Dearborn Capital Partners II, L.P. as a party to the Amended and Restated Shareholders Agreement, dated February 18, 2000, by and among Nextel Partners, Inc. and the shareholders listed therein, and as amended by the First Amendment to the Amended and Restated Shareholders' Agreement dated February 22, 2000, between Nextel Partners, Inc. and the shareholders listed therein (the "Shareholders Agreement").

ITEM 1(a).  NAME OF ISSUER:

            Nextel Partners, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            4500 Carillon Point
            Kirkland, WA 98033

ITEM 2(a), ITEM 2(b) AND ITEM 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

                  Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the
            General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), this Schedule 13G is filed on behalf of Madison Dearborn Capital Partners II, L.P. (the "Reporting Person") who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the "Non-Reporting Persons") identified below, may be deemed as a group to have acquired beneficial ownership of the Class A Common Stock (the "Class A Common Stock") and Class B Common Stock (the "Class B Common Stock") of Nextel Partners, Inc. as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Shareholders Agreement. The Reporting Person beneficially owns 16.5% of the outstanding Class A Common Stock of Nextel Partners, Inc. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote.

            REPORTING PERSON:

            1. Madison Dearborn Capital Partners II, L.P. (Delaware limited partnership)

                      3 First National Plaza
                      Suite 3800
                      Chicago, IL 60602

            NON-REPORTING PERSONS:

            The following Non-Reporting Persons (No. 1-13) are referred to herein as the "DLJ Entities."

            1.  DLJ Merchant Banking Ptr. II LP (Delaware limited partnership)
            2. DLJ Merchant Banking Ptr. II-A LP (Delaware limited partnership)
            3. DLJ Offshore Partners II, CV (Netherlands Antilles limited partnership)
            4.  DLJ Diversified Partners, LP (Delaware limited partnership)
            5.  DLJ Diversified Partners-A, LP (Delaware limited partnership)
            6.  DLJ EAB Partners, LP (Delaware limited partnership)
            7.  DLJ ESC II, LP (Delaware limited partnership)
            8.  DLJ First ESC, LP (Delaware limited partnership)
            9.  DLJ Millenium Partners, LP (Delaware limited partnership)
            10. DLJ Millenium Partners-A, LP (Delaware limited partnership)
            11. DLJMB Funding II, Inc. (Delaware corporation)
            13. UK Investment Plan 1997 Partners (Delaware limited partnership)

                      c/o DLJ Merchant Banking II, Inc.
                      277 Park Avenue
                      New York, NY  10172





                                Page 3 of 7 pages

               THE FOLLOWING NON-REPORTING PERSONS (NO. 14-22) ARE REFERRED TO HEREIN AS THE "NON-DLJ ENTITIES."

               14. Eagle River Investments LLC (Washington limited liability company)

                      2300 Carillon Point
                      Kirkland, WA 98033-7353

               15. Motorola, Inc. (Delaware corporation)

                      1303 E. Algonquin Road
                      Schaumburg, IL 60196

               16. Nextel WIP Corp. (Delaware corporation)

                      2001 Edmund Halley Drive
                      Reston, VA  20191

               17. David Aas  (US citizen)
               18. John Chapple  (US citizen)
               19. Mark Fanning  (US citizen)
               20. Perry Satterlee  (US citizen)
               21. David Thaler  (US citizen)
               22. John Thompson  (US citizen)

                      4500 Carillon Point
                      Kirkland, WA 98033

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock

ITEM 2(e).     CUSIP NUMBER:

               65333F107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Exchange Act;
               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
               (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;
               (d) [ ] Investment company registered under Section 8 of the
                       Investment Company Act;
               (e) [ ] An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);
               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;
               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
               (f) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Not Applicable

ITEM 4.        OWNERSHIP

               (a)-(c)AMOUNT BENEFICIALLY OWNED, PERCENT OF CLASS AND VOTING/DISPOSITIVE POWER.





                                Page 4 of 7 pages
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      Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock beneficially owned by each of the other of them, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 98,584,020 shares of Class A Common Stock and 79,056,228 shares of Class B Common Stock, the aggregate number of shares of Common Stock which are beneficially subject to the terms of the Stockholders Agreement, representing 59.6% of the outstanding Class A Common Stock and 100% of the outstanding Class B Common Stock as of December 31, 2000.

      The Reporting Person has, as of December 31, 2000, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

      The Reporting Person has sole power to vote and dispose of 27,218,904 shares, or 16.5% of the outstanding shares, of Class A Common Stock. The Reporting Person may be deemed to also have the shared power to vote of an aggregate of 71,365,116 additional shares, or 43.1% of the outstanding shares, of Class A Common Stock. In addition, the Reporting Person may be deemed to have the shared power to vote an aggregate of 79,056,228 shares, or 100% of the outstanding shares, of the Class B Common Stock. The Reporting Person may also be deemed to have the shared power to dispose of an aggregate of 71,365,116 additional shares, or 43.1% of the outstanding shares, of Class A Common Stock. In addition, the Reporting Person may be deemed to have the shared power to dispose of an aggregate of 79,056,228 shares, or 100% of the outstanding shares, of the Class B Common Stock. The Reporting Person disclaims beneficial ownership all shares of which it may be deemed to have shared power to vote or dispose.

      The Non-Reporting Persons, as of December 31, 2000, may be deemed to have shared power to direct the disposition of an aggregate of 71,365,116 shares, or
43.1 % of the outstanding shares, of the Class A Common Stock, as well as 79,056,228 shares, or 100% of the outstanding shares, of the Class B Common Stock. The Non-DLJ Entities may be deemed to have shared power to vote an aggregate of 42,813,984 shares, or 25.8% of the outstanding shares, of Class A Common Stock, as well as 79,056,228 shares, or 100% of the outstanding shares, of the Class B Common Stock. The DLJ Entities may be deemed to have shared power to vote an aggregate of 28,533,132 shares, or 17.3% of the outstanding shares, of Class A Common Stock. Each Non-Reporting Person disclaims beneficial ownership of the shares of which they may be deemed to share power to vote or dispose.

      The beneficial ownership of the Reporting Person and each Non-Reporting Person as of December 31, 2000 is as follows:

BENEFICIAL OWNERSHIP OF CLASS A COMMON STOCK AS OF DECEMBER 31, 2000:

                                                COMMON
                                                STOCK       PERCENT OF CLASS (1)
DLJ Merchant Banking Partners II, L.P.        17,973,750          10.9%
DLJ Merchant Banking Partners II-A, L.P.         715,800          *
DLJ Offshore Partners II, C.V.                   883,854          *
DLJ Millenium Partners, L.P.                     290,616          *
DLJ Millenium Partners-A, L.P.                    56,676          *
DLJ Diversified Partners, L.P.                 1,050,822          *
DLJ Diversified Partners-A, L.P.                 390,246          *
DLJMB Funding II, Inc.                         2,840,980           1.7%
UK Investment Plan 1997 Partners                 400,764          *
DLJ First ESC, L.P.                               34,590          *
DLJ ESC II, L.P.                               3,814,334           2.3%
DLJ EAB Partners, L.P.                            80,700          *
Madison Dearborn Capital Partners II, L.P.    27,218,904          16.5%
Eagle River Investments LLC                   19,500,012          11.8%
Motorola, Inc.                                13,076,376           7.9%
David Aas (2)                                  1,086,599          *





                                Page 5 of 7 pages
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
                                                COMMON
                                                STOCK       PERCENT OF CLASS (1)
John Chapple (3)                               3,461,024           2.1%
Mark Fanning (4)                                 933,706          *
Perry Satterlee (5)                            1,044,603          *
David Thaler (6)                               1,274,000          *
John Thompson (7)                              2,545,664           1.5%
TOTAL (8)                                     98,584,020          59.6%

*Less than 1%
(1) Based on 165,015,002 shares of Class A Common Stock outstanding as of December 31, 2000 as provided by Nextel Partners, Inc.
(2) Includes 20,000 shares of Class A Common Stock that are subject to a currently exercisable option.
(3) Includes 35,000 shares of Class A Common Stock that are subject to a currently exercisable option, 736,667 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple and 90,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.
(4) Includes 30,000 shares of Class A Common Stock that are subject to a currently exercisable option.
(5) Includes 40,000 shares of Class A Common Stock that are subject to a currently exercisable option and 165,000 shares held by PSS-MSS, L.P., an entity controlled by Mr. Satterlee.
(6) Includes 20,000 shares of Class A Common Stock that are subject to a currently exercisable option.
(7) Includes 245,000 shares of Class A Common Stock that are subject to a currently exercisable option, 509,166 shares held by JDT-JRT, LLC, an entity controlled by Mr. Thompson and 90,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.
(8) See footnotes (2) through (7) above.

BENEFICIAL OWNERSHIP OF CLASS B COMMON STOCK AS OF DECEMBER 31, 2000:

Nextel WIP Corp. holds 79,056,228 shares of Class B Common Stock, which represents 100% of the Class B Common Stock outstanding as of December 31, 2000.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               See Item 4

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable

ITEM 10.       CERTIFICATIONS:

               Not applicable




                                Page 6 of 7 pages
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                                    SIGNATURE

      After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 14, 2001
                              -----------------------------------------
                                                 Date

                              MADISON DEARBORN CAPITAL PARTNERS II, L.P.
                              By:  Madison Dearborn Partners II, L.P.
                              Its: General Partner
                                   By: /s/ Madison Dearborn Partners, Inc.
                                   Its:    General Partner

                                   By: /s/ James N. Perry, Jr.
                                       ------------------------------------
                                   Its:    Vice President
                                       ------------------------------------






                                Page 7 of 7 pages